SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549


                    SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (AMENDMENT NO. 4)*

                 EQUITY MARKETING, INC.
---------------------------------------------------------
                     (Name of Issuer)

               COMMON STOCK, $.001 PAR VALUE

----------------------------------------------------------
              (Title of Class of Securities)

                      294724 10 9
                     (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 6 Pages



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(CUSIP No. 294724 10 9)      13G                  Page 2 of 6 Pages


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald A. Kurz

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)    [ ]
                                                        (b)    [ ]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                      5     SOLE VOTING POWER 1,564,684
NUMBER OF
SHARES                  6     SHARED VOTING POWER 21,919
BENEFICIALLY
OWNED BY EACH           7     SOLE DISPOSITIVE POWER 1,564,684
REPORTING
PERSON WITH             8     SHARED DISPOSITIVE POWER 21,919


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       1,566,144 shares**

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                       [x]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       25.2%

12    TYPE OF REPORTING PERSON*
       IN

** Amount beneficially owned excludes 20,459 of the 21,919 shares held by the Equity Marketing, Inc. 401(k) Plan Trust, as to which Mr. Kurz disclaims beneficial ownership. Stephen P. Robeck and Donald A. Kurz are trustees of the Equity Marketing 401(k) Plan Trust.

           *SEE INSTRUCTION BEFORE FILLING OUT!

                       Page 2 of 6 Pages
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ITEM 1.    (A)     NAME OF ISSUER.

                   Equity Marketing, Inc.

           (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                   6330 San Vicente Blvd.
                   Los Angeles, CA 90048

ITEM 2.    (A)     NAME OF PERSON FILING.

                   Donald A. Kurz

           (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,

                   RESIDENCE.

                   Principal Business Office:
                   6330 San Vicente Blvd.
                   Los Angeles, CA 90048

           (C)     CITIZENSHIP.

                   United States of America

           (D) TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $0.001 per share

           (E)     CUSIP NUMBER.

                   294724 10 9

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13d-

                2(B).    CHECK WHETHER THE PERSON FILING IS A:

                         Not Applicable

                        Page 3 of 6 Pages
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ITEM 4.    Ownership.

                  (s)    Amount Beneficially Owned.

                         1,566,144**

                  (b)    Percent of Class.

                         25.2%

                  (c)    Number of Shares as to Which Such Person Has:

                  (i)    Sole Power to Vote or to Direct the Vote.

                         1,564,684

                  (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE.

                         21,919

                  (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF.

                         1,564,684

                  (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE

                         DISPOSITION OF:

                         21,919

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable

** Amount beneficially owned excludes 20,459 of the 21,919 shares held by the Equity Marketing, Inc. 401(k) Plan Trust, as to which Mr. Kurz disclaims beneficial ownership. Stephen P. Robeck and Donald A. Kurz are trustees of the Equity Marketing 401(k) Plan Trust.

                                Page 4 of 5 Pages


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ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
           HOLDING COMPANY.

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

ITEM 10.   CERTIFICATION.

           Not Applicable

                           Page 5 of 6 Pages

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                FEBRUARY 12, 1999
                     ---------------------------------------
                                     (Date)


                               /s/ Donald A. Kurz
                     ---------------------------------------
                                   (Signature)


                                 Donald A. Kurz
                     ---------------------------------------
                                  (Name/Title)

                                Page 6 of 6 Pages


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